SECURITIES & EXCHANGE COMMISSION
                              Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)*

                              Cognos Incorporated
                                (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  19244C109
                                (CUSIP Number)

                               Michael U. Potter
                              Sussex Capital Inc.
                             Sixty-Two John Street,
                 Ottawa, Ontario, Canada  K1M 1M3  613-741-7970
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)

                               January 11, 2000
         (Date of event which requires filing of this statement)


                      (Continued on following pages)

                           (Page 1 of 10 Pages)

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19244C109                  13D                   Page 2 of 10 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Michael U. Potter
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO   See Item 3.
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                31,834
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                6,171,800
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                31,834
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                6,171,800
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                6,203,634        See Item 5.
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                14.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13D                   Page 3 of 10 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Potter, Alexander and Associates Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO See Item 3.
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                27,334
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                6,171,800
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                27,334
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                6,171,800
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                6,203,634        See Item 5.
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                14.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13D                   Page 4 of 10 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           3088-9372 Quebec Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO See Item 3.
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                8,034
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  661,800
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  8,034
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  661,800
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                  6,203,634      See Item 5.
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 14.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13D                   Page 5 of 10 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  9036-8747 Quebec Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   OO See Item 3.
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Canada
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                10,226
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,135,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                10,226
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,135,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                6,203,634        See Item 5.
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 14.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 19244C109                  13D                   Page 6 of 10 Pages

Item 1.     Security and Issuer.

Item 1 is hereby amended and restated as follows:

            The Schedule 13D filed on September 22, 1999 (the "Schedule 13D"), by (i) Michael U. Potter, a citizen of Canada ("Mr. Potter"); (ii) Potter, Alexander and Associates Inc., a corporation incorporated under the Canada Business Corporations Act ("PAAI"); (iii) 3088-9372 Quebec Inc., a corporation incorporated under the Quebec Corporation Act ("Quebec I"); and (iv) 9036-8747 Quebec Inc., a corporation incorporated under the Quebec Corporation Act ("Quebec II", together with (i), (ii), and (iii) above, the "Reporting Persons"), relating to the shares of common stock, no par value (the "Shares"), of Cognos Incorporated (the "Issuer"), a corporation incorporated under the Canada Corporations Act, is hereby amended by this Amendment No. 1 to the
Schedule 13D. The Issuer's principal executive offices are located at 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada K1G 4K9.


Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

      (a) As of January 11, 2000, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,203,634 Shares representing approximately 14.5% of the Shares outstanding (based on 42,675,106 Shares outstanding as reported in the Issuer's Form 10-Q for the period ending August 31, 1999). All numbers of Shares beneficially owned listed below is stated as of January 11, 2000.

        (i) Quebec II directly owns 10,226 Shares. Quebec II also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares as to which Canada 13 through Canada 16 possess direct beneficial ownership:

        (a) 3497801 Canada Inc. ("Canada 13") directly owns 500,000 Shares;
        (b) 3539504 Canada Inc. ("Canada 14") directly owns 545,000 Shares;
        (c) 3539555 Canada Inc. ("Canada 15") directly owns 545,000 Shares; and
        (d) 3539571 Canada Inc. ("Canada 16") directly owns 545,000 Shares.

         (ii) Quebec I directly owns 8,034 Shares. Quebec I also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares as to which Canada 10 through Canada 12 possess direct beneficial ownership:

       (a) 3539130 Canada Inc. ("Canada 10") directly owns  47,000 Shares;
       (b) 3539156 Canada Inc. ("Canada 11") directly owns 279,100 Shares; and
       (c) 3497172 Canada Inc. ("Canada 12") directly owns 335,700 Shares.

CUSIP No. 19244C109                  13D                   Page 7 of 10 Pages

         (iii) PAAI directly owns 9,074 Shares. PAAI also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares to which Canada 1 through Canada 8 possess direct beneficial ownership:

      (a) 3497674 Canada Inc. ("Canada 1") directly owns 425,000 Shares;
      (b) 3497704 Canada Inc. ("Canada 2") directly owns 425,000 Shares;
      (c) 3539202 Canada Inc. ("Canada 3") directly owns 425,000 Shares;
      (d) 3539211 Canada Inc. ("Canada 4") directly owns 425,000 Shares;
      (e) 3539229 Canada Inc. ("Canada 5") directly owns 425,000 Shares;
      (f) 3539334 Canada Inc. ("Canada 6") directly owns 425,000 Shares;
      (g) 3539393 Canada Inc. ("Canada 7") directly owns 425,000 Shares; and
      (f) 3539423 Canada Inc. ("Canada 8") directly owns 400,000 Shares.

Also, PAAI, as the sole shareholder of Quebec I and Quebec II, may be deemed to own beneficially the Shares to which Quebec I and Quebec II possess direct beneficial ownership.

       (iv) Mr. Potter holds stock options to purchase 4,500 Shares, exercisable at any time before April 15, 2003. Mr. Potter, as the sole shareholder of PAAI, may be deemed to own beneficially the Shares as to which PAAI possesses direct beneficial ownership. He may also be deemed to own beneficially the Shares as to which Quebec I, Quebec II and Canada 1 through Canada 16 posses direct beneficial ownership.

        The Reporting Persons disclaim the existence of a group with Canada 1 through Canada 16. Except as described herein, the Reporting Persons have no contracts, arrangements, understanding or relations (legal or otherwise) with Canada 1 through Canada 16 or with any other person with respect to the Shares, including but not limited to the transfer or voting of any of the Shares. Each of Canada 1 through Canada 16 do not beneficially own more than 5 percent of the Issuer's Shares, and accordingly, do not have an obligation under Section 13(d) to file a beneficial ownership report.

      (b) (i) Mr. Potter has sole voting and dispositive power over 31,834 Shares and shared voting and dispositive power over 6,171,800 Shares.

          (ii) PAAI has sole voting and dispositive power over 27,334 Shares and shared voting and dispositive power over 6,171,800 Shares.

         (iii) Quebec I has sole voting and dispositive power over 8,034 Shares and shared voting and dispositive power over 661,800 Shares.

          (iv) Quebec II has sole voting and dispositive power over 10,226 Shares and shared voting and dispositive power over 2,135,000 Shares.

CUSIP No. 19244C109                  13D                   Page 8 of 10 Pages

        The voting and dispositive power over the Shares held by Canada 1 through Canada 16 are shared with The Windsor Trust, a trust that resides in Barbados, who holds 50% of the voting shares of Canada 1 through Canada 16. The Windsor Trust was organized under the laws of Barbados and its business address is Royal Bank House, The Garrison, St.-Michael, Barbados. Mr. Potter is neither the settlor, the trustee nor the beneficiary of The Windsor Trust.

      (c) The trading dates, number of Shares sold and the price per Share for all transaction in the Shares by the Reporting Persons within the last 60 days, which were all in the open market, are set forth in Schedule II hereto and are incorporated herein by reference.

      (d) Each of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by it. The Reporting Persons, as holder of 50% of the voting shares of Canada 1 through Canada 16 (PAAI, Quebec I and Quebec II directly and Mr. Potter, indirectly), may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Canada 1 through Canada 16.

         The Windsor Trust, as a holder of 50% of the voting shares of Canada 1 through Canada 16, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Canada 1 through Canada 16.

      (e)  Not applicable

CUSIP No. 19244C109                  13D                    Page 9 of 10 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 11, 2000


                                    /s/ MICHAEL U. POTTER
                                        Michael U. Potter, as an individual

                                    POTTER, ALEXANDER AND ASSOCIATES INC.

                                    By: /s/ MICHAEL U. POTTER
                                            Michael U. Potter, as
                                            President of Potter, Alexander
                                            and Associates Inc.

                                   3088-9372 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 3088-9372 Quebec Inc.

                                   9036-8747 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 9036-8747 Quebec Inc.

CUSIP No. 19244C109                  13D                  Page 10 of 10 Pages


                                  SCHEDULE II



Date of Transaction          Number of Shares          Price Per Share
                                  Sold              (in Canadian dollars (C$)
                                                     or U.S. dollars (US$))

Sales by 3539156 Canada Inc. (Canada 11)**

November 30, 1999                 2,100                 C$50.59

December 6, 1999                  9,700                 C$56.99

December 7, 1999                  5,000                 C$60.00

December 13, 1999                11,000                 C$62.14

December 14, 1999                   500                 C$65.90


Sales by 3539172 Canada Inc. (Canada 12)**

December 22, 1999               299,300                 C$63.88

January 11, 2000                175,000                 US$54.125

** Because 3088-9372 Quebec Inc. ("Quebec I") may be deemed to be a beneficial owner of the Shares of which Canada 11 and Canada 12 possess direct beneficial ownership, the sales made by Canada 11 and Canada 12 resulted in a change in the Reporting Persons' beneficial ownership of the Shares.